SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 4)

MERGE HEALTHCARE INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589499102

(CUSIP Number)

Merrick RIS, LLC 233 North Michigan Avenue Suite 2330 Chicago, IL 60601 (312) 994-9410	with a copy to: Mark A. Harris McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 984-2121

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 27, 2010

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP No. 589499102

(1)	Names of Reporting Persons.

Merrick RIS, LLC (26-2506936)
(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)	(b)	/x/
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 30,090,137
(8) Shared Voting Power
(9) Sole Dispositive Power 30,090,137
(10) Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
30,090,137

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

36.4%

(14)	Type of Reporting Person (See Instructions)

OO

                                                                                                                                                           CUSIP No. 922281100
(1)	Names of Reporting Persons.

Michael W. Ferro, Jr.
(2)	Check the Appropriate Box if a Member	(a)	/ /
of a Group (See Instructions)	(b)	/x/
(3)	Sec Use Only

(4)	Source of Funds (see instructions)

PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

USA
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 30,090,137
(8) Shared Voting Power
(9) Sole Dispositive Power 30,090,137
(10) Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

30,090,137
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

36.4%
(14)	Type of Reporting Person (See Instructions)

IN

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D (the original Schedule 13D, as amended prior to the date hereof, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on June 16, 2008.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 4 is being filed to report the acquisition of additional shares of Common Stock of the Company by Merrick RIS, LLC (“RIS”) in accordance with all applicable securities laws.

 Item 3.                                Source and Amount of Funds or Other Consideration.

           Item 3 of the Schedule 13D is hereby supplemented as follows:

As of the opening of trading on the filing date of this Amendment No. 4, the Reporting Persons, individually and in the aggregate, beneficially own 30,090,137 shares of Common Stock.  Since the date of Amendment No. 3, RIS has directly acquired 2,296,600 shares of Common Stock on the dates and at the prices set forth below:

Date	Common Stock	Price
12/8/2008	2,781	$1.03
12/8/2008	2,000	$1.05
12/8/2008	8,019	$1.07
12/8/2008	500	$1.08
12/8/2008	1,500	$1.12
12/9/2008	4,400	$1.04
12/9/2008	14,000	$1.05
12/9/2008	1,600	$1.08
12/10/2008	1,209	$1.15
12/10/2008	13,991	$1.20
12/15/2008	45,000	$1.10
12/15/2008	1,000	$1.11
12/15/2008	8,000	$1.12
12/15/2008	4,600	$1.13
12/15/2008	6,000	$1.13
12/15/2008	8,000	$1.14
12/15/2008	22,200	$1.15
12/15/2008	1,000	$1.16
12/15/2008	1,200	$1.16
12/15/2008	34,100	$1.18
12/15/2008	3,400	$1.19
12/15/2008	300	$1.20
12/15/2008	100	$1.22
12/15/2008	10,867	$1.24
12/15/2008	1,433	$1.25
12/16/2008	1,200	$1.18
12/16/2008	33,217	$1.19
12/16/2008	11,507	$1.23
12/16/2008	10,093	$1.24
12/16/2008	24,583	$1.25
12/17/2008	100	$1.25
12/26/2008	5,900	$1.25
12/30/2008	6,200	$1.25
12/31/2008	18,700	$1.25
1/2/2009	200	$1.25
1/5/2009	22,000	$1.25
1/6/2009	100	$1.25
1/7/2009	300	$1.23
1/7/2009	5,800	$1.25
1/8/2009	2,400	$1.25
1/14/2009	5,100	$1.25
1/15/2009	13,200	$1.20
1/15/2009	4,075	$1.23
1/15/2009	26,125	$1.25
1/16/2009	14,800	$1.25
1/20/2009	7,500	$1.25
2/18/2009	2,600	$1.25
2/23/2009	7,800	$1.23
2/23/2009	2,490	$1.24
2/23/2009	21,710	$1.25
2/26/2009	20,100	$1.25
3/3/2009	5,600	$1.25
3/13/2009	3,000	$1.25
3/18/2009	9,900	$1.25
3/19/2009	10,900	$1.25
3/20/2009	1,900	$1.25
4/22/2009	300	$1.25
4/27/2010	1,800,000	$2.07

RIS purchased these shares with funds from equity contributed from its members.

Item 4.                                Purpose of Transaction.

The third paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

In addition, on November 14, 2008, RIS entered into a plan, in accordance with Rule 10b5-1 of the Act, to acquire up to an additional 300,000 shares of Common Stock, depending on certain market conditions.  As of the opening of trading on the date of this Amendment 4, the Reporting Persons have acquired 300,000 shares of Common Stock of the Company pursuant to such written plan.

           Item 4 of the Schedule 13D is hereby amended to include the following:

In addition, on December 5, 2008, RIS entered into a plan, in accordance with Rule 10b5-1 of the Act, to acquire up to an additional 5,000,000 shares of Common Stock, depending on certain market conditions.  As of the opening of trading on the date of this Amendment 4, the Reporting Persons have acquired 346,600 shares of Common Stock of the Company pursuant to such written plan.

Item 5.                                Interest in Securities of the Issuer.

Item 5 (a), (b), and (c) of the Schedule 13D are hereby amended and restated as follows:

           (a), (b)  As of the opening of trading on the date this Amendment 4 is filed, RIS directly owns 29,915,137 shares of Common Stock, which represents 36.1% of the Company’s total Common Stock outstanding.  RIS has sole voting and dispositive power over the shares of Common Stock it owns.  Ferro is deemed to have sole voting and dispositive power over the shares of Common Stock owned by RIS, which represents 36.1% of the Company’s total Common Stock outstanding.  In addition, Ferro holds stock options for 175,000 shares of Common Stock currently exercisable or exercisable within sixty (60) days of April 28, 2010.  Ferro does not directly own any shares of Common Stock.   This Schedule 13D is being filed to report the beneficial ownership of shares of Common Stock which Ferro is deemed to own through his control of RIS.  Ferro disclaims beneficial ownership of the shares of Common Stock beneficially owned by him, except to the extent of his pecuniary interest in such shares.  The ownership percentages are calculated based on 82,758,904 shares of Common Stock as reported by the Company to be outstanding as of April 28, 2010 in its Form 10-K/A filed with the SEC on April 30, 2010, which is incorporated herein by reference.

(c)  Except for the transactions described above and elsewhere in this Schedule 13D, during the last sixty days there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

On April 27, 2010, the Company completed a private placement of non-convertible preferred stock and Common Stock pursuant to a Securities Purchase Agreement to which RIS was a party.  Under the terms of the Securities Purchase Agreement, the Company issued and sold 10,000 shares of preferred stock and 1,800,000 shares of Common Stock to RIS.  A summary of the terms of the preferred stock is set forth in the Company's Current Report Form 8-K filed with the SEC on April 2, 2010, which is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2010
Merrick RIS, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr.